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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2006

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique
Québec, Québec
Canada, G1P 4P5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

DOCUMENTS INDEX

Documents Description

1.	Material Change Report dated October 19, 2006

FORM 51-102F3

MATERIAL CHANGE REPORT

ÆTERNA ZENTARIS INC.

1.     Reporting Issuer

  Æterna Zentaris Inc. (the "Corporation")
  1405 du Parc-Technologique Blvd.
  Quebec, Quebec G1P 4P5

2.     Date of Material Change

  October 18, 2006.

3.     Press Release

  On September 19, 2006 and October 18, 2006, the Corporation issued separate press releases indicating the material change, which were disseminated in Canada on the CNW Telbec news wire service. Copies of such press releases are attached hereto as Schedule A and Schedule B.

4.     Summary of Material Change

  On September 19, 2006, the Corporation announced that it had entered into an agreement with RBC Capital Markets providing for the sale on a bought-deal basis and distribution to the public of 3,485,000 subordinate voting shares (the "Shares") of the capital of its subsidiary, Atrium Biotechnologies Inc. ("Atrium"), at a price of Cdn$15.80 per share. The Corporation also announced its intention to distribute to its common shareholders all of its remaining shares of Atrium prior to the end of 2006.

  On October 18, 2006, the Corporation announced the closing of the secondary offering of the Shares. The Corporation also announced that, concurrently with the closing of the secondary offering and in accordance with the articles of Atrium, the Corporation's remaining multiple voting shares had been converted into subordinate voting shares of Atrium such that the Corporation now owns 11,052,996 subordinate voting shares representing approximately 36.1% of the issued and outstanding shares of Atrium.

5.     Full Description of Material Change

  On September 19, 2006, the Corporation announced that it had entered into an agreement with RBC Capital Markets providing for the sale on a bought-deal basis and distribution to the public of 3,485,000 subordinate voting shares held by it in Atrium, representing 24% of the Corporation's ownership interest in Atrium, at a price of Cdn$15.80 per share.

  On October 18, 2006, the Corporation announced the closing of the offering of the Shares. Prior to the closing of the offering, the Corporation converted 2,947,004 of its multiple voting shares of Atrium into an equivalent number of subordinate voting shares that were sold in the offering together with 537,996 subordinate voting shares of Atrium already held by the Corporation. The Corporation also announced that, concurrently with the closing of the secondary offering and in accordance with the articles of Atrium, the Corporation's remaining multiple voting shares had been converted into subordinate voting shares of Atrium such that the Corporation now owns 11,052,996 subordinate voting shares representing approximately 36.1% of the issued and outstanding shares of Atrium.

  Prior to the closing of the secondary offering, the Corporation owned 14,000,000 multiple voting shares and 537,996 subordinate voting shares of Atrium.

  The Corporation realized proceeds of approximately Cdn$52.8 million net of the underwriters' fees from this sale. The Corporation will use the net proceeds from this offering to advance its development pipeline and for general corporate purposes.

  Following the closing of the offering, the Corporation intends, subject to receiving regulatory approvals, to distribute its remaining investment in Atrium, representing 11,052,996 subordinate voting shares of Atrium's capital, to shareholders of the Corporation prior to the end of 2006. The Corporation has indicated that it will notify its shareholders as soon as a definitive decision shall have been made regarding the form and timing of such distribution, and will seek shareholder approval at a special meeting of its shareholders to effect the distribution if deemed necessary or advisable.

6.     Reliance on Confidentiality Section of the Act

  Not applicable.

7.     Omitted Information

  Not applicable.

8.     Executive Officer

  Further information regarding the matters described in this report may be obtained from Mario Paradis, Corporate Secretary. Mr. Paradis is knowledgeable about the details of the material change and may be contacted at (418) 652-8525.

9.     Date of the Material Change Report

  October 19, 2006.

SCHEDULE A

PRESS RELEASE
(September 19, 2006)

See attached.

Æterna Zentaris Inc.  1405 du Parc-Technologique Blvd.
Québec (Québec) Canada G1P 4P5  T  418 652-8525  F  418 652-0881
www.aeternazentaris.com

Press Release For immediate release

Æterna Zentaris to Sell 3,485,000 Subordinate Voting Shares of Atrium Biotechnologies through Secondary Offering

•
Æterna Zentaris to become a pure play biopharmaceutical company focused on endocrine therapy and oncology

•
Æterna Zentaris intends to complete the spin-off of Atrium by the end of 2006

This release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or for dissemination in the United States

Quebec City, Québec (Canada), September 19, 2006 — Æterna Zentaris Inc. (TSX: AEZ; NASDAQ: AEZS), a growing global biopharmaceutical company focused on endocrine therapy and oncology, announced today that it has entered into an agreement with RBC Capital Markets providing for the sale on a bought-deal basis and distribution to the public of 3,485,000 subordinate voting shares held by it in its subsidiary, Atrium Biotechnologies Inc. (Atrium), representing 24% of Æterna Zentaris' ownership interest in Atrium, at a price of Cdn$15.80 per share. Atrium Biotechnologies Inc. (TSX: ATB) is a leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries.

Æterna Zentaris expects to realize net proceeds of approximately US$47 million from this sale of a significant portion of its ownership interest in Atrium. Atrium will not realize any proceeds from this transaction. Æterna Zentaris will use the net proceeds from this offering to advance its development pipeline and for general corporate purposes.

Following the closing of the offering, Æterna Zentaris intends, subject to receiving regulatory approvals, to distribute the remaining 11,052,996 subordinate voting shares in Atrium held by it to shareholders of Æterna Zentaris prior to the end of 2006 and, in so doing, will consider the manner in which such a transaction can be effected most advantageously and efficiently. Æterna Zentaris will notify its shareholders as soon as a definitive decision is made regarding the form and timing of such distribution, and will seek shareholder approval at a special meeting of its shareholders to effect the distribution if deemed necessary or advisable. Under the terms of the agreement with RBC Capital Markets, Æterna Zentaris will not affect the distribution for 60 days following closing of the offering.

The decision by Æterna Zentaris to sell a significant portion of its ownership interest in Atrium by way of secondary offering, and to distribute its remaining interest to its shareholders represents the culmination of a lengthy and detailed review process in which the management and Board of Directors of Æterna Zentaris examined a number of strategic alternatives for how best to pursue and implement its business plan of becoming a "pure play" biopharmaceutical company, including the divestiture of its investment in Atrium and the focus on advancing its development pipeline.

Closing of the offering is expected to occur on or about October 10, 2006 and is subject to certain conditions, including the approval of the Canadian securities regulatory authorities.

Dr. Eric Dupont, Æterna Zentaris' Chairman of the Board, stated: "We are very pleased to have seen Atrium establish itself as a solid public company since its initial public offering in April 2005 and believe it is an opportune time for us to become a pure play biopharmaceutical company, while leveraging our equity interest in Atrium. Æterna Zentaris is now more focused and will benefit from a solid financial position to execute its business plan and create additional value for its shareholders, while also affording them the opportunity to continue to benefit from the success of Atrium."

Gilles Gagnon, President and CEO of Æterna Zentaris, commented: "We are very pleased with this announcement as it is clearly in line with our strategic vision and transforms Æterna Zentaris into a pure play pharmaceutical company. Moving forward, we remain committed to further invest in R&D and advance our promising lead product candidates, namely cetrorelix in BPH, while also advancing specific targeted, earlier-stage compounds with high potential through the pipeline. This transaction is integral to the evolution of the Company as we continue to build a solid foundation to emerge as a specialty pharmaceutical company with a focus on endocrine therapy and oncology."

Æterna Zentaris currently owns 14,000,000 multiple voting shares and 537,996 subordinate voting shares of Atrium. Prior to the closing of the offering, Æterna Zentaris will convert 2,947,004 of its multiple voting shares of Atrium into an equal number of subordinate voting shares to be sold with the subordinate voting shares already held in the offering. Upon the closing of the offering, Atrium's remaining multiple voting shares, all of which are owned by Æterna Zentaris, will be automatically converted into subordinate voting shares on a one-for-one basis in accordance with Atrium's articles, and the dual-class share structure will be eliminated. Following completion of the secondary offering transaction, Æterna Zentaris will own 11,052,996 subordinate voting shares of Atrium, representing approximately 36% of all of Atrium's issued and outstanding shares at such time.

Following completion of the offering, Æterna Zentaris expects to have approximately US$69 million of cash on hand, including its current cash reserve of approximately US$22 million and net proceeds of the offering of approximately US$47 million.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The subordinate voting shares of Atrium have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

2

About Æterna Zentaris Inc.

Æterna Zentaris Inc. is a growing global biopharmaceutical company focused on endocrine therapy and oncology, with proven expertise in drug discovery, development and commercialization.

Æterna Zentaris also owns 48.3% of the equity of Atrium Biotechnologies Inc. (TSX: ATB) and 64.7% of its voting rights. Atrium is a developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information are available at www.aeternazentaris.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements preceded by, followed by, or that include the words "believes", "anticipates", "intends", "plans", "expects", "estimates", "will," "may", "should", "approximately", and the negative or other variations of those terms or comparable terminology, are forward-looking statements. Such statements reflect management's current views, intentions, strategies and plans and are based on certain assumptions.

Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the statements concerning Æterna Zentaris' future prospects following the completion of the sale by Æterna Zentaris of 3,485,000 subordinate voting shares in Atrium Biotechnologies by way of secondary offering, the subsequent distribution of the remaining subordinate voting shares of Atrium to holders of Æterna Zentaris' common shares, the ability of Æterna Zentaris to apply the use of proceeds in the manner described herein and whether such funds will suffice to allow Æterna Zentaris to implement its business strategies, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

Contacts

Media Relations Paul Burroughs (418) 652-8525 ext. 280 paul.burroughs@aeternazentaris.com	Investor Relations Jenene Thomas (418) 655-6140 or (908) 996-3154 jenene.thomas@aeternazentaris.com

3

SCHEDULE B

PRESS RELEASE
(October 18, 2006)

See attached.

Æterna Zentaris Inc.  1405 du Parc-Technologique Blvd.
Québec (Québec) Canada G1P 4P5  T  418 652-8525  F  418 652-0881
www.aeternazentaris.com

Press Release For immediate release

Æterna Zentaris Announces Closing of Secondary Offering of Shares of Atrium Biotechnologies Inc.

Quebec City, Québec (Canada), October 18, 2006 — Æterna Zentaris Inc. (TSX: AEZ; NASDAQ: AEZS), a growing global biopharmaceutical company focused on endocrine therapy and oncology, announced today that it has closed its previously announced secondary offering of its 3,485,000 subordinate voting shares of Atrium Biotechnologies Inc., at a price of Cdn$15.80 per share.

Concurrent with the closing of the secondary offering and in accordance with the articles of Atrium Biotechnologies, Æterna Zentaris' remaining multiple voting shares have been converted into subordinate voting shares of Atrium Biotechnologies such that Æterna Zentaris now owns 11,052,996 subordinate voting shares representing approximately 36.1% of the issued and outstanding shares of Atrium Biotechnologies.

As previously announced, prior to the end of 2006, Æterna Zentaris intends, subject to receiving regulatory and other approvals, to distribute all of its remaining 11,052,996 subordinate voting shares of Atrium to its shareholders.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The subordinate voting shares of Atrium Biotechnologies have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Æterna Zentaris Inc.

Æterna Zentaris Inc. is a growing global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at www.aeternazentaris.com.

Contacts

Media Relations Paul Burroughs (418) 652-8525 ext. 406 paul.burroughs@aeternazentaris.com	Investor Relations Jenene Thomas (418) 655-6420 or (908) 996-3154 jenene.thomas@aeternazentaris.com

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.
Date: October 19, 2006
	By:	/s/ MARIO PARADIS Mario Paradis Vice President, Finance & Administration and Corporate Secretary

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DOCUMENTS INDEX
FORM 51-102F3 MATERIAL CHANGE REPORT ÆTERNA ZENTARIS INC.
SCHEDULE A PRESS RELEASE (September 19, 2006)
SCHEDULE B PRESS RELEASE (October 18, 2006)
SIGNATURE